Filed by CB Bancshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: CB Bancshares, Inc. Subject Company’s Exchange Act File No.: 000-12396

The following is a joint press release issued by Central Pacific Financial Corp. and CB Bancshares, Inc. on July 21, 2004.

Investor Contact:	Media Contact:
Neal Kanda	Ann Takiguchi
VP & Treasurer	PR/Communications Officer
(808) 544-0622	(808) 544-0685
neal.kanda@centralpacificbank.com
ann.takiguchi@centralpacificbank.com

NEWS RELEASE

Central Pacific and CB Bancshares Seek Shareholder Approval of Proposed Merger; Special Shareholder Meetings to Be Held September 13, 2004

Honolulu, HI – July 21, 2004 – Central Pacific Financial Corp. (“Central Pacific”; NYSE: CPF) and CB Bancshares, Inc. (“CB Bancshares”; Nasdaq: CBBI) announced that both companies will hold special shareholder meetings on September 13, 2004 to seek approval for the two companies to merge. Both companies’ boards of directors have set July 19, 2004 as their record dates for determining shareholders eligible to vote at the special meetings.

Starting tomorrow, both companies will commence the distribution of related proxy materials to their respective shareholders. In those materials, the boards of directors of both companies recommend that shareholders vote in favor of the combination.

“The leaders of our two special Hawaii banks have met to work out this agreement in a spirit of cooperation and shared optimism about the future of Hawaii. We believe that combining our banks, which are grounded in the same strong culture and values, will be good for Hawaii and will enhance value for the shareholders of both companies,” said Clint Arnoldus, Chairman, President and Chief Executive Officer of Central Pacific.

“Our efforts are focused on making sure that the merger will proceed in a way that will be the most beneficial to all concerned so we can begin to create an even stronger bank that is focused on the needs of Hawaii,” said Ronald K. Migita, President and Chief Executive Officer of CB Bancshares.

Opportunities for Enhanced Growth and Service

The merger will create a $4 billion bank focused on small and mid-sized businesses and retail customers in communities across Hawaii.

“The combined bank will be able to better serve existing as well as new customers though its expanded capabilities, services and lending capacity,” said Arnoldus. “We expect the combination will result in a bank with a more diverse loan portfolio, building on Central Pacific’s strength in commercial real estate lending and City Bank’s volume in residential mortgages. We also anticipate cost savings and improved efficiency as well as improved profitability.”

Central Pacific has reiterated its commitment not to lay off employees involuntarily as a result of this combination. After the merger, the company plans to open new branches in underserved areas to replace the branches that are consolidated due to overlaps, and believes that the combined bank will offer a wider choice of branches and ATMs to retail and business customers throughout the state. Additionally, the two banks’ common cultures, market and technologies are expected to help ensure a smooth transition and integration.

Directors Are Recommending Shareholders Vote FOR Merger

As previously announced, the boards of directors of the two companies have approved a definitive merger agreement under which Central Pacific will acquire all of CB Bancshares’ outstanding shares for per-share consideration with a value of $20 in cash and 2.6752 shares of Central Pacific common stock, or $91.96 per share of CB Bancshares’ stock, based on the closing price of Central Pacific common stock on July 19, 2004.

The combination is expected to be significantly accretive to Central Pacific’s earnings in the first full year of combined operations, based on the companies’ projected earnings per share and expected cost savings.

Approval of the combination requires a 75 percent shareholder vote by each company’s shareholders at separate special meetings that have been scheduled for September 13, 2004. Accordingly, the boards of directors of both companies urge all Central Pacific and CB Bancshares shareholders of record to cast their vote by returning their proxies at their earliest convenience.

Additional Approvals

In addition to the shareholder vote, the merger is conditioned upon the receipt of regulatory approvals and other customary conditions. Central Pacific has obtained approvals from the Board of Governors of the Federal Reserve System and the Hawaii Commissioner of Financial Institutions for the acquisition of control of CB Bancshares. An application to the Hawaii Commissioner for the merger of Central Pacific and CB Bancshares is pending. The companies said they expect the transaction to close around September 15, 2004, assuming shareholder approval at the meetings on September 13.

About Central Pacific Financial Corp.

Central Pacific Financial Corp. is a Hawaii-based bank holding company with $2.2 billion in assets. Central Pacific Bank, its subsidiary, is Hawaii’s third largest commercial bank with 24 branches statewide and nearly 80 ATMs.

About CB Bancshares, Inc.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 22 branches on the islands of Oahu, Hawaii, Maui and Kauai.

* * * * * * * * * *

This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) any necessary approvals for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF’s and CBBI’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

CPF has filed an amended registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2004 Annual Meeting of Shareholders. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI’s 2004 Annual Meeting of Shareholders. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction.

# # # # # # #